SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                              For 21 September 2005


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




Bank of Ireland Governor & Co
21 September 2005

                  Bristol & West branch network sale completed

Bank of Ireland today announces, that following UK High Court approval, the sale of its Bristol & West branch network and associated deposit book to Britannia Building Society has been completed for a price of GBP150m (c. EUR218m). Details of the transaction were previously announced on 24 May 2005.

The profit on disposal of the branch network is expected to amount to approximately GBP120 million (c. EUR175 million) after tax and will be reflected in the Interim Results for the half year ending 30 September 2005. The transaction is expected to be earnings neutral from a Bank of Ireland Group perspective going forward and have a positive impact on the Group cost/income ratio.

Bank of Ireland has retained the Bristol & West mortgage business which will remain one of Bank of Ireland's three strategic priorities for growth in the UK.

Brian Goggin, Group Chief Executive, Bank of Ireland, said:

"I am delighted the sale of the branch network and associated deposit book has now been completed. This deal has realised good value for Bank of Ireland shareholders, and is also a very positive outcome for our customers and our employees. The sale delivers on our stated strategy. Bank of Ireland remains committed to the UK market, which accounts for a significant element of the Group's interests, and will remain a core market for the Group."

Roy Keenan, Chief Executive of Bank of Ireland UK Financial Services added:

"The UK Division is now focused on growing our three key areas of operation: the successful Bristol & West and Bank of Ireland Mortgage business; our growing Business Banking operation; and the Post Office Financial Services operation in the UK, which gives us access to Europe's largest financial retail network."

Contacts:

Bank of Ireland

Dan Loughrey, Head of Group Corporate Communications

Ph. +353 1 604 3838

Geraldine Deighan, Head of Group Investor Relations

Ph. +353 1 604 3501

Powerscourt.

Rory Godson/ Victoria Brough

Ph. +44 207 236 561


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date:  21 September 2005